SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                            TENDER OFFER STATEMENT
                     (UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934)

                          BANKATLANTIC BANCORP, INC.
                           (NAME OF SUBJECT COMPANY)

                      BANKATLANTIC BANCORP, INC., (ISSUER)
                            (NAME OF FILING PERSONS)

              5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
                         (TITLE OF CLASS OF SECURITIES)

                                   065908AC9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ALAN B. LEVAN
                            CHIEF EXECUTIVE OFFICER
                          BANKATLANTIC BANCORP, INC.
                          1750 EAST SUNRISE BOULEVARD
                        FORT LAUDERDALE, FLORIDA 33304
                                (954) 760-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                            ALISON W. MILLER, ESQ.
                        STEARNS WEAVER MILLER WEISSLER
                          ALHADEFF & SITTERSON, P.A.
                      150 WEST FLAGLER STREET, SUITE 2400
                             MIAMI, FLORIDA 33130
                               ----------------
                           CALCULATION OF FILING FEE


                 TRANSACTION VALUATION(1)     AMOUNT OF FILING FEE(2)
                 ------------------------     -----------------------
                        $18,750,000                   $3,750

----------------
(1) For purposes of calculating the filing fee pursuant to Rule 0-11of the Securites Exchange Act of 1934, the market value of the 5.625% Convertible Subordinated Debentures due 2007 proposed to be acquired is based on the amount of cash to be paid for such securities.

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[ ] Check box if any part of the fee is offset as provided in Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.


    Amount Previously Paid:       Filing Party:
    Form or Registration No.:     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:


[ ] third-party tender offer subject to Rule 14d-1.


[X] issuer tender offer subject to Rule 13e-4.


[ ] going-private transaction subject to Rule 13e-3.


[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                            INTRODUCTORY STATEMENT


     This Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the Securities and Exchange Commission by BankAtlantic
Bancorp, Inc., a Florida corporation (the "Company"), in connection with a tender offer (the "Tender Offer") by the Company for up to $25 million aggregate principal amount of its 5.625% Convertible Subordinated Debentures due 2007 (the "Debentures"). Copies of the Offer to Purchase and Letter of
Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively.
Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.


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ITEM 1.                       SUMMARY TERM SHEET.

                              The information set forth in the Offer to Purchase under the caption "Summary Term
                              Sheet" is incorporated herein by reference.

ITEM 2.                       SUBJECT COMPANY INFORMATION

            (a)               The name of the Company is BankAtlantic Bancorp, Inc., which is the issuer of the
                              Debentures subject to the Tender Offer. The Company's principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. The telephone number for the Company is (954) 760-5000. Reference is made to the information set forth in the Offer to Purchase under the caption "The Company," which information is incorporated herein by reference.

            (b)               The securites which are the subject of the Tender Offer are the 5.625% Convertible
                              Subordinated Debentures of the Company. The Company is offering to purchase up to
                              $25 million of the $100 million aggregate principal amount of Debentures currently outstanding for a cash purchase price of $750 per $1,000 principal amount, plus accrued and unpaid interest from December 1, 1999 up to, but not including, the date of payment. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "The Debentures," which information is incorporated herein by reference.

            (c)               The Debentures are currently listed for quotation on the Nasdaq Small Cap Market
                              ("NASDAQ") under the symbol "BANCH." Reference is made to the information set forth in the Offer to Purchase under the captions "The Debentures" and "Market and
                              Trading Information," which information is incorporated herein by reference.

ITEM 3.                       IDENTITY AND BACKGROUND OF FILING PERSON.

            (d)               The Company is the only filing person. The information set forth in response to Item
                              2(a) of this Statement is incorporated herein by reference.

ITEM 4.                       TERMS OF THE TRANSACTION.

          (a)(1)(i)-(ii)      The information set forth in the Offer to Purchase on the cover and under the caption
                              "The Tender Offer--Principal Terms of the Tender Offer" is incorporated herein by reference.

        (iii)                 The information set forth in the Offer to Purchase on the cover and under the caption
                              "The Tender Offer--Expiration Date; Extension; Termination; Amendments" is
                              incorporated herein by reference.

         (iv)                 Not applicable.

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
        (v)    The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Expiration Date; Extension; Termination; Amendments" is incorporated herein by reference.

     (vi)      The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Withdrawal Rights" is incorporated herein by reference.

    (vii)      The information set forth in the Offer to Purchase under the captions "The Tender
               Offer--Procedures for Tendering Debentures" and "The Tender Offer--Withdrawal
               Rights" are incorporated herein by reference.

    (viii)     The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Acceptance of Debentures for Purchase; Payment for Debentures; Maximum
               Tender Amount and Pro Rata Acceptance" is incorporated herein by reference.

      (ix)     The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Acceptance of Debentures for Purchase; Payment for Debentures; Maximum
               Tender Amount and Pro Rata Acceptance" is incorporated herein by reference.

       (x)     The information set forth in the Offer to Purchase under the caption "Certain Federal
               Income Tax Consequences" is incorporated herein by reference.

       (xi)    Not applicable.

      (a)(2)   Not applicable.

        (b)    To the best knowledge of the Company, no Debentures are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (e)    Not applicable.

ITEM 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)    The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Background and Purpose of the Tender Offer" is incorporated herein by reference.

        (b)    The information set forth in the Offer to Purchase under the caption "The Tender
               Offer--Background and Purpose of the Tender Offer" is incorporated herein by reference.

      (c)(1)   The information set forth in the Offer to Purchase under the caption "Recently
               Announced Transaction" is incorporated herein by reference.

        (2)    Not applicable.

        (3)    The information set forth in the Offer to Purchase under the captions "Risk Factors--
               Substantial Leverage," "Source and Amount of Funds" and "Recently Announced
               Transaction" is incorporated herein by reference.

        (4)    Not applicable.

        (5)    Not applicable.

        (6)    The information set forth in the Offer to Purchase under the caption "Recently
               Announced Transaction" is incorporated herein by reference.

        (7)    Not applicable.

        (8)    Not applicable.

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      (9)             Not applicable.

    (10)              The information set forth in the Offer to Purchase under the caption "Recently
                      Announced Transaction" is incorporated herein by reference.

ITEM 7.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)             The information set forth in the Offer to Purchase under the caption "Source and
                      Amount of Funds" is incorporated herein by reference.

      (b)             The information set forth in the Offer to Purchase under the caption "Source and
                      Amount of Funds" is incorporated herein by reference.

    (d)(1)-(2)        The information set forth in the Offer to Purchase under the caption "The Tender
                      Offer--Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.               INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)             Not applicable.

      (b)             Not applicable.

ITEM 9.               PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)             The information set forth in the Offer to Purchase under the captions "Co-Dealer
                      Managers" and "Information Agent" is incorporated herein by reference.

ITEM 10.              FINANCIAL STATEMENTS.

                      The information set forth in the Offer to Purchase under the captions "Selected
                      Consolidated Historical and Pro Forma Financial Data of the Company and
                      Subsidiaries" is incorporated herein by reference. Further, the financial statements contained in the Company's Annual Report on Form 10-K for the year ended
                      December 31, 1998, filed with the SEC on March 26, 1999, and the Company's
                      Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999, filed with the SEC on May 12, 1999, August 12, 1999 and
                      November 15, 1999, respectively, which are enumerated under the caption
                      "Incorporation of Information by Reference" are incorporated herein by reference.

ITEM 11.              ADDITIONAL INFORMATION.

    (a)(1)            The information set forth in the Offer to Purchase under the caption "Co-Dealer
                      Managers" is incorporated herein by reference.

      (2)             Not applicable.

      (3)             Not applicable.

      (4)             Not applicable.

      (5)             Not applicable.

      (b)             The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.
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ITEM 12.       EXHIBITS.

 (a)(1)        Offer to Purchase dated January 28, 2000.

   (2)         Form of Letter of Transmittal.

   (3)         Notice of Guaranteed Delivery.

   (4)         Form of Letter to Holders of Debentures.

   (5)         Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.

   (6)         Form of Letter to Clients.

   (7)         Guidelines for Certification of Taxpayer Identification Number on Substitute Form
               W-9.

   (8)         Press Release, dated January 28, 2000.

   (b)         Indenture with respect to the Company's Subordinated Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3, filed with the Securities and Exchange Commission on December 20, 1999).

   (d)         Not applicable.

   (g)         Not applicable.

   (h)         Not applicable.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3

               Not applicable.
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        BANKATLANTIC BANKCORP, INC.



                                        /s/ ALAN B. LEVAN
                                        ----------------------------------------
                                        Name: Alan B. Levan
                                        Title: Chief Executive Officer


Dated: January 28, 2000

                               INDEX TO EXHIBITS


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
   EXHIBIT
    NUMBER      DESCRIPTION OF EXHIBIT
-------------   ---------------------------------------------------------------------------------------
      (a)(1)    Offer to Purchase dated January 28, 2000.

        (2)     Form of Letter of Transmittal.

        (3)     Notice of Guaranteed Delivery.

        (4)     Form of Letter to Holders of Debentures.

        (5)     Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other
                Nominees.

        (6)     Form of Letter to Clients.

        (7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (8)     Press Release, dated January 28, 2000.
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